UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Rayfield, Allan L
   1800 West Park Drive
   Suite 250

   Westborough, MA 01581
2. Issuer Name and Ticker or Trading Symbol
   Arch Communications Group, Inc. (APGR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $6.0625         05/16/00       A     V   3,000                             05/16/00     05/16/10
(right to buy)
Phantom Stock Units            $0.0000         02/16/00       A     V   284                               (1)
Phantom Stock Units            $0.0000         04/24/00       A     V   412                               (1)
Phantom Stock Units            $0.0000         05/16/00       A     V   165                               (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     05/16/00  Common Stock                   3,000                     3,000         D   Direct
(right to buy)
Phantom Stock Units            02/16/00  Common Stock                   284           $10.1250                  D   Direct
Phantom Stock Units            04/24/00  Common Stock                   412           $6.0625                   D   Direct
Phantom Stock Units            05/16/00  Common Stock                   165           $6.0625     5,165         D   Direct

Explanation of Responses:

(1)
The phantom stock units were accrued under the Arch Communications Group, Inc. directors deferred compensation plan and are exercisable for cash on the date Mr. Rayfield ceases to be a Director of Arch Communications Group, Inc.

SIGNATURE OF REPORTING PERSON
/S/ Rayfield, Allan L
DATE
8/3/00